FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	May 4, 2017
Toronto – FR
Frankfurt – FMV
Mexico - AG
First Majestic Reports First Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2017. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FIRST QUARTER 2017 HIGHLIGHTS
(compared to Fourth Quarter 2016)

•	Silver equivalent production decreased 3% to 4.3 million ounces

•	Silver production decreased 4% to 2.7 million ounces

•	All-in sustaining costs (“AISC”) decreased 5% to $12.21 per payable silver ounce

•	Revenues increased 4% to $69.1 million

•	Realized average silver price increased 3% to $17.55 per ounce

•	Mine operating earnings increased 1% to $10.0 million

•	Net earnings increased 50% to $2.7 million (Basic EPS of $0.02)

•	Adjusted earnings, excluding non-cash and non-recurring items, totaled $3.7 million (Adjusted EPS of $0.02)

•	Operating cash flows before working capital and taxes increased 14% to $26.6 million or $0.16 per share (non-GAAP)

•	Cash costs increased 3% to $6.68 per payable silver ounce (net of by-product credits)

•	Cash and cash equivalents totaled $127.6 million at the end of the quarter

“Lower all-in sustaining costs and higher realized silver prices drove strong earnings and cash flows during the first quarter,” stated Keith Neumeyer, President and CEO of First Majestic. “We achieved our cost targets during the quarter due in part to higher by-product production at San Martin and the weaker Mexican Peso which helped to offset the unexpected increase in energy costs at the beginning of 2017. Over the remainder of the year, we anticipate gradual production improvements as exploration and development activities accelerate and additional mining levels are brought into production.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2017-Q1	2016-Q4	Change Q1 vs Q4	2016-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	822,336	844,155	(3%)	789,591	4%
Silver Ounces Produced	2,708,978	2,819,708	(4%)	3,074,173	(12%)
Silver Equivalent Ounces Produced	4,267,350	4,380,477	(3%)	5,083,095	(16%)
Cash Costs per Ounce (1)	$6.68	$6.49	3%	$5.00	34%
All-in Sustaining Cost per Ounce (1)	$12.21	$12.90	(5%)	$8.97	36%
Total Production Cost per Tonne (1)	$44.72	$42.13	6%	$42.72	5%
Average Realized Silver Price per Ounce (1)	$17.55	$17.10	3%	$15.08	16%

Financial (in $millions)
Revenues	$69.1	$66.2	4%	$66.5	4%
Mine Operating Earnings (2)	$10.0	$9.9	1%	$9.4	7%
Net Earnings (Loss)	$2.7	$1.8	50%	($7.4)	137%
Operating Cash Flows before Working Capital and Taxes (2)	$26.6	$23.4	14%	$25.0	6%
Cash and Cash Equivalents	$127.6	$129.0	(1%)	$61.7	107%
Working Capital (1)	$136.8	$130.6	5%	$57.8	137%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.02	$0.01	50%	($0.05)	135%
Adjusted EPS (1)	$0.02	($0.01)	325%	$0.03	23%
Cash Flow per Share (1)	$0.16	$0.14	13%	$0.16	1%

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes.  These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

FINANCIAL REVIEW

The Company realized an average silver price of $17.55 per ounce during the first quarter of 2017, representing a 16% increase compared with the first quarter of 2016 and a 3% increase compared to $17.10 in the prior quarter.

Revenues generated in the first quarter totaled $69.1 million, an increase of $2.6 million or 4% compared to $66.5 million in the first quarter of 2016. The increase in revenue was primarily due to a 16% increase in average realized silver price, partially offset by 15% decrease in silver equivalent ounces sold.

Mine operating earnings were $10.0 million in the quarter compared to $9.4 million in the first quarter of 2016. The increase in mine operating earnings was driven by higher silver prices.

Cash flow from operations before movements in working capital and income taxes in the quarter was $26.6 million ($0.16 per share) compared to $25.0 million ($0.16 per share) in the first quarter of 2016.

The Company generated net earnings of $2.7 million (earnings per share of $0.02) in the first quarter compared to net loss of $7.4 million (loss per share of $0.05) in the first quarter of 2016. Excluding all non-cash and non-recurring items, the Company generated adjusted earnings of $3.7 million ($0.02 per share) during the quarter.

The Company held $127.6 million in cash and cash equivalents at the end of the quarter, reflecting a 1% decrease compared to the prior quarter. The Company’s working capital position increased 5% to $136.8 million compared to $130.8 million at the end of the prior quarter.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company’s six producing silver mines.

First Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	230,050	266,510	140,592	79,108	69,563	36,514	822,336
Silver Ounces Produced	581,425	707,479	479,875	340,958	410,082	189,159	2,708,978
Silver Equivalent Ounces Produced	1,369,875	708,959	667,431	682,219	522,672	316,195	4,267,350
Cash Costs per Ounce	$1.54	$10.83	$9.96	$2.64	$6.42	$6.36	$6.68
All-in Sustaining Cost per Ounce	$4.61	$12.07	$13.86	$7.95	$8.66	$11.83	$12.21
Total Production Cost per Tonne	$52.90	$27.92	$43.22	$51.58	$61.28	$75.33	$44.72
Production in the quarter totalled 4.3 million silver equivalent ounces consisting of 2.7 million ounces of silver, 15,095 ounces of gold, 7.5 million pounds of lead and 0.9 million pounds of zinc. Compared to the previous quarter, total production decreased by 3% primarily attributed to a 3% decrease in tonnes milled due to a breakdown of one of the four power generators at Santa Elena causing a temporary reduction in the mill feed from the heap leach pad in the month of February. The generator was successfully replaced in late February allowing the heap leach pad to return to normal operations in March.

COSTS AND CAPITAL EXPENDITURES

Cash costs for the quarter were $6.68 per payable ounce of silver, representing a 3% increase compared to the prior quarter. The increase in cash cost per ounce was primarily due to higher energy costs attributed to Mexico's Energy Reforms, which first became law in August 2014, and the resulting gas deregulation effective January 2017 causing reduction in energy subsidies. Since the beginning of the year, diesel and electricity costs have increased by approximately 20% to 30%. Cash cost per ounce was also affected by lower silver production in the quarter.

Consolidated AISC for the quarter were $12.21 per ounce, representing a 5% decrease compared to the previous quarter and within the Company’s annual cost guidance of $11.96 to $12.88 per ounce. The decrease in AISC was primarily attributed to a decrease in sustaining capital expenditures due to a slower than expected initiation of exploration and development activities at the beginning of the year. Sustaining costs are expected to increase in the next quarter to meet with program targets for 2017.

Total capital expenditures in the first quarter were $19.1 million, a decrease of 26% compared to the prior quarter, primarily consisting of $6.0 million at Santa Elena, $2.4 million at La Encantada, $2.9 million at La Parrilla, $1.8 million at Del Toro, $2.2 million at San Martin and $3.0 million at La Guitarra. The decrease in capital expenditures is the result of limited exploration and development activities in January due to a delayed start in negotiating annual land access agreements. However, exploration and development activities are expected to accelerate in the second quarter to meet annual budget targets by year end.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 11.1 to 12.4 million ounces of pure silver or 16.6 to 18.5 million ounces of silver equivalents in 2017.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”,

“schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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